Exhibit 4.8
DESCRIPTION OF ORDINARY SHARES
The following description of the material terms of our ordinary shares is based on the provisions of our Irish memorandum and articles of association. This description is not complete and is subject to the applicable provisions of Irish law and our memorandum and articles of association, which are incorporated by reference as exhibits to this Annual Report on Form 10-K. The transfer agent and registrar for our ordinary shares is Equiniti Trust Company. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol “JCI.”
Capital Structure
Authorized and Issued Share Capital
Our authorized share capital is $22,000,000 and €40,000, divided into 2,000,000,000 ordinary shares with a par value of $0.01 per share, 200,000,000 preferred shares with a par value of $0.01 per share, and 40,000 ordinary A shares with a par value of €1.00 per share. The authorized share capital includes 40,000 ordinary A shares with a par value of €1.00 per share in order, at the time of its incorporation, to satisfy statutory requirements for the incorporation of all Irish public limited companies. We may issue shares subject to the maximum prescribed by JCI’s authorized share capital contained in its memorandum and articles of association.
As a matter of Irish company law, the directors of a company may issue new ordinary or preferred shares (including the grant of options and issue of warrants) without shareholder approval once authorized to do so by the memorandum and articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. An ordinary resolution requires over 50% of the votes cast by a company’s shareholders at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it will lapse unless renewed by the shareholders of the company by an ordinary resolution. The board of directors is authorized, under an annual authorization by shareholders pursuant to an ordinary resolution, to issue ordinary shares subject to a maximum of approximately 33% of our issued share capital. The current annual authorization will expire at the earlier of the date of our annual general meeting in 2021 or September 4, 2021 unless renewed (a renewal of the authorization will be proposed at our annual general meeting in 2021, which if approved would expire on the date of our annual general meeting in 2022 or 18 months after the date of our 2021 annual general meeting (whichever is earlier)).
Notwithstanding this authority, under the Irish Takeover Rules the board of directors would not be permitted to issue any shares, during a period when an offer has been made for us or is believed to be imminent unless the issue is (i) approved by shareholders at a general meeting, (ii) consented to by the Irish Takeover Panel on the basis it would not constitute action frustrating the offer, (iii) consented to by the Irish Takeover Panel and approved by the holders of more than 50% of the voting rights in JCI, (iv) consented to by the Irish Takeover Panel in circumstances where a contract for the issue of the shares had been entered into prior to that period, or (v) consented to by the Irish Takeover Panel in circumstances where the issue of the shares was decided by the directors of JCI prior to that period and either action has been taken to implement the issuance (whether in part or in full) prior to such period or the issuance was otherwise in the ordinary course of business.
The board of directors has previously represented that it will not, without prior shareholder approval, approve the issuance or use of any of the preferred shares for any defensive or anti-takeover purpose or for the purpose of implementing any shareholder rights plan. Within these limits, the board of directors may approve the issuance or use of preferred shares for capital raising, financing or acquisition needs or opportunities that has the effect of making a takeover of us or other acquisition transaction more difficult or costly, as could also be the case if the board of directors were to issue additional ordinary shares.
The authority to issue preferred shares provides us with the flexibility to consider and respond to future business needs and opportunities as they arise from time to time, including in connection with capital raising, financing, and acquisition transactions or opportunities.
The authorized but unissued share capital may be increased or reduced by way of an ordinary resolution of our shareholders. The shares comprising our authorized share capital may be divided into shares of such par value as the resolution shall prescribe. The rights and restrictions to which the ordinary shares will be subject are prescribed in our memorandum and articles of association.
Irish law does not recognize fractional shares held of record; accordingly, our memorandum and articles of association do not provide for the issuance of fractional shares, and our official Irish register will not reflect any fractional shares.
Dividends
Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves, broadly, means our accumulated realized profits less our accumulated realized losses. In addition, no distribution or dividend may be made unless our net assets are equal to, or in excess of, the aggregate of our called up share capital plus undistributable reserves and the distribution does not reduce our net assets below such aggregate. Undistributable reserves include the share premium account, the par value of shares acquired by us and the amount by which our accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed our accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.
The determination as to whether or not we have sufficient distributable reserves to fund a dividend must be made by reference to our “relevant financial statements.” The “relevant financial statements” will be either the last set of unconsolidated annual audited financial statements or unaudited financial statements prior to the declaration of a dividend prepared in accordance with the Irish Companies Act, which give a “true and fair view” of our unconsolidated financial position and accord with accepted accounting practice. The relevant financial statements must be filed in the Companies Registration Office (the official public registry for companies in Ireland).
The mechanism as to who declares a dividend and when a dividend shall become payable is governed by our articles of association, which authorize the directors to declare such dividends as appear justified from our profits without the approval of the shareholders at a general meeting. The board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. Although the shareholders may direct that the payment be made by distribution of assets, shares or cash, no dividend issued may exceed the amount recommended by the directors. The dividends can be declared and paid in the form of cash or non-cash assets.
Our directors may deduct from any dividend payable to any shareholder all sums of money (if any) payable by him or her to us in relation to our shares. Our directors are also entitled to issue shares with preferred rights to participate in dividends we declare. The holders of such preferred shares may, depending on their terms, be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.
Preemptive Rights and Advance Subscription Rights
Certain statutory pre-emption rights apply automatically in favor of our shareholders where our shares are to be issued for cash (including pursuant to non-compensatory options). Statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee option or similar equity plan. In addition, and without prejudice to any existing authorities granted to the board of directors, the board of directors is authorized, under an annual authorization by shareholders pursuant to a special resolution, to issue ordinary shares without the application of preemption rights of up to approximately 5% of our issued share capital. The current annual authorization will expire at the earlier of the date of our annual general meeting in 2021 or September 4, 2021 unless renewed (a renewal of the authorization will be proposed at our annual general meeting in 2021, which if approved would expire on the date of our annual general meeting in 2022 or 18 months after the date of our 2021 annual general meeting (whichever is earlier)).
A special resolution requires not less than 75% of the votes cast by our shareholders at a general meeting. If the opt-out is not renewed, shares issued for cash must be offered to our pre-existing shareholders pro rata to their existing shareholding in accordance with the statutory preemption rights described above before the shares can be issued to any new shareholders.
Issuance of Warrants and Options
Our articles of association provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which we are subject, the board is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the board deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The issuance of warrants or options is subject to the same requirements for shareholder authority and statutory preemption rights as applies to the issue of ordinary shares described under the headings “–Capital Structure– Authorized and Issued Share Capital” and “–Preemptive Rights and Advance Subscription Rights” in this summary and the number of shares capable of being issued under options and warrants are aggregated with the number of shares issued under those authorizations for determining the utilization of those authorizations. The board may issue shares upon exercise of warrants or options without shareholder approval or authorization provided that the original warrants or options were issued when valid authorization was in place.
Share Repurchases and Redemptions
Overview
Article 3 of our articles of association provides that any ordinary share which we have acquired or agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by us will technically be effected as a redemption of those shares as described below. If our articles of association did not contain Article 3(d), repurchases of our ordinary shares would be subject to many of the same rules that apply to purchases of our ordinary shares by subsidiaries described below, including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange.” Except where otherwise noted, when we refer to repurchasing or buying back our ordinary shares, we are referring to the redemption of ordinary shares by us pursuant to Article 3(d) of the articles of association or the purchase of our ordinary shares by a subsidiary of ours, in each case in accordance with our articles of association and Irish company law as described below.
Repurchases and Redemptions by Us
Under Irish law, a company can issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. The issue of redeemable shares may only be made by us where the nominal value of the issued share capital that is not redeemable is not less than 10% of the aggregate of the par value and share premium in respect of the allotment of our shares together with the par value of any shares acquired by us. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Shareholder approval will not be required to redeem our ordinary shares. Our board of directors will also be entitled to issue preferred shares which may be redeemed at either our option or the that of the shareholder, depending on the terms of such preferred shares.
Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by us at any time must not exceed 10% of the nominal value of our issued share capital. While we hold shares as treasury shares, we cannot exercise any voting rights in respect of those shares. We may cancel or reissue treasury shares subject to certain conditions.
Purchases by Our Subsidiaries
Under Irish law, it may be permissible for an Irish or non-Irish subsidiary to purchase our shares either on-market or off-market. A general authority of our shareholders is required to allow a subsidiary of ours to make on-market purchases of our ordinary shares; however, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of our ordinary shares is required. Such an authority has been adopted by our shareholders. We have sought such general authority, which must expire no later than 18 months after the date on which it was granted, at previous annual general meetings and expect to seek to renew such authority at subsequent annual general meetings. In order for a subsidiary of ours to make an on-market purchase of our shares, such shares must be purchased on a “recognized stock exchange.” The New York Stock Exchange, on which our shares are listed, is a recognized stock exchange for this purpose under Irish company law. For an off-market purchase by a subsidiary of ours, the proposed purchase contract must be authorized by special resolution of our shareholders before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, from the date of the notice of the meeting at which the resolution approving the contract is to be proposed, the purchase contract must be on display or must be available for inspection by shareholders at our registered office.
The number of shares held by our subsidiaries at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the aggregate of the par value and share premium in respect of the allotment of our shares together with the par value of any shares acquired by us. While a subsidiary holds our shares, it cannot exercise any voting rights in respect of those shares. The acquisition of our shares by a subsidiary must be funded out of distributable reserves of the subsidiary.
Lien on Shares, Calls on Shares and Forfeiture of Shares
Our articles of association provide that we will have a first and paramount lien on every share for all moneys payable, whether presently due or not, in respect of such share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the articles of association of an Irish company limited by shares, such as us.
Bonus Shares
Under our articles of association, the board of directors may resolve to capitalize any amount credited to any reserve or fund available for distribution or the share premium account or other undistributable reserve of ours for issuance and distribution to shareholders as fully paid up bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.
Consolidation and Division; Subdivision
Under our articles of association, we may by ordinary resolution consolidate and divide all or any of our share capital into shares of larger par value than its existing shares or subdivide our shares into smaller amounts than is fixed by our articles of association.
Reduction of Share Capital
We may, by ordinary resolution, reduce our authorized but unissued share capital in any way and reduce the nominal value of any of its shares. We also may, by special resolution and subject to confirmation by the IrishHigh Court (or as otherwise permitted under the Irish Companies Act), reduce or cancel our issued share capital in any way.
General Meetings of Shareholders
We are generally required to hold an annual general meeting at intervals of no more than fifteen months, provided that an annual general meeting is held in each calendar year, no more than nine months after our fiscal year-end.
Our articles of association provide that shareholder meetings may be held outside of Ireland (subject to compliance with the Irish Companies Act). Where a company holds its annual general meeting or extraordinary general meeting outside of Ireland, the Irish Companies Act requires that the company, at its own expense, make all necessary arrangements to ensure that members can by technological means participate in the meeting without leaving Ireland (unless all of the members entitled to attend and vote at the meeting consent in writing to the meeting being held outside of Ireland).

Extraordinary general meetings may be convened by (i) the board of directors, (ii) on requisition of the shareholders holding not less than 10% of the paid up share capital of our shares carrying voting rights or (iii) on requisition of our auditors. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions as may be required from time to time.
Notice of a general meeting must be given to all of our shareholders and to our auditors. Our articles of association provide that the maximum notice period is 60 days. The minimum notice periods are 21 days’ notice in writing for an annual general meeting or an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting. In each case the notice period excludes the date of mailing, the date of the meeting and is in addition to two days for deemed delivery where this is by electronic means. General meetings may be called by shorter notice, but only with the consent of our auditors and all of the shareholders entitled to attend and vote thereat. Because of the 21-day and 14-day requirements described in this paragraph, our articles of association include provisions reflecting these requirements of Irish law.
In the case of an extraordinary general meeting convened by our shareholders, the proposed purpose of the meeting must be set out in the requisition notice. The requisition notice can contain any resolution. Upon receipt of this requisition notice, the board of directors has 21 days to convene a meeting of our shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice.
The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the appointment of auditors and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an auditor at an annual general meeting, the previous auditor will be deemed to have continued in office. Directors are elected by the affirmative vote of a majority of the votes cast by shareholders at an annual general meeting and, pursuant to our articles of association, serve for one-year terms. Any nominee for director who does not receive a majority of the votes cast is not elected to the board. However, because Irish law requires a minimum of two directors at all times, in the event that an election results in no directors being elected, each of the two nominees receiving the greatest number of votes in favor of his or her election shall hold office until his or her successor shall be elected. In the event that an election results in only one director being elected, that director shall be elected and shall serve for a one-year term, and the nominee receiving the greatest number of votes in favor of their election shall hold office until his or her successor shall be elected.
If the directors become aware that our net assets are half or less of the amount of our called-up share capital, the directors must convene an extraordinary general meeting of our shareholders not later than 28 days from the date that they learn of this fact. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.
Voting
General
Where a poll is demanded at a general meeting, every shareholder shall have one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights on a poll may be exercised by shareholders registered in our share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company this company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by the Irish Companies Act. Our articles of association permit the appointment of proxies by the shareholders to be notified by us electronically, when permitted by the directors.
Our articles of association provide that all resolutions shall be decided by a show of hands unless a poll is demanded by the chairman, by at least three shareholders as of the record date for the meeting or by any shareholder or shareholders holding not less than 10% of the total voting rights of ours as of the record date for the meeting. Each of our shareholders of record as of the record date for the meeting has one vote at a general meeting on a show of hands.
In accordance with our articles of association, our directors may from time to time cause us to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares).
Treasury shares will not be entitled to vote at general meetings of shareholders
Supermajority Voting
Irish company law requires “special resolutions” of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes cast by our shareholders at a general meeting. This may be contrasted with “ordinary resolutions,” which require a simple majority of the votes cast by our shareholders at a general meeting. Examples of matters requiring special resolutions include:

•	amending our objects;

•	amending our memorandum and articles of association;

•	approving the change of our name;

•	authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

•	opting out of pre-emption rights on the issuance of new shares;

•	re-registration from a public limited company as a private company;

•	variation of class rights attached to classes of shares;

•	purchase of own shares off-market;

•	the reduction of share capital;

•	resolving that we be wound up by the Irish courts;
•	resolving in favor of a shareholders’ voluntary winding-up;

•	re-designation of shares into different share classes; and

•	setting the re-issue price of treasury shares.
A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of (1) 75% of the voting shareholders by value and (2) 50% in number of the voting shareholders, at a meeting called to approve the scheme.
Variation of Class Rights Attaching to Shares
Variation of all or any special rights attached to any class of our shares is addressed in our articles of association as well as the Irish Companies Act. Any variation of class rights attaching to our issued shares must be approved by a special resolution of the shareholders of the class affected.
Quorum for General Meetings
The presence, in person or by proxy, of the holders of our ordinary shares outstanding which entitle the holders to a majority of the voting power of shares outstanding constitutes a quorum for the conduct of business. No business may take place at a general meeting if a quorum is not present in person or by proxy. The board of directors has no authority to waive quorum requirements stipulated in our articles of association. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum in respect of the proposals.
Inspection of Books and Records
Under Irish law, shareholders have the right to: (1) receive a copy of our memorandum and articles of association and any act of the Irish Government which alters our memorandum of association; (2) inspect and obtain copies of our minutes of general meetings and resolutions; (3) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by us; (4) receive copies of financial statements and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (5) receive financial statements of a subsidiary company of ours which have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. Our auditors will also have the right to inspect all of our books, records and vouchers. The auditors’ report must be circulated to the shareholders with our audited financial statements 21 days before the annual general meeting and must be laid before the shareholders at our annual general meeting.
Acquisitions and Appraisal Rights
There are a number of mechanisms for acquiring an Irish public limited company, including:

•	a court-approved scheme of arrangement under the Irish Companies Act. A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of: (1) 75% of the voting shareholders by value; and (2) greater than 50% in number of the voting shareholders, at a meeting called to approve the scheme;

•	through a tender offer by a third party for all of our shares. Where the holders of 80% or more of our shares have accepted an offer for their shares, the remaining shareholders may be statutorily required to also transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If our shares were listed on the Irish Stock Exchange or another regulated stock exchange in the European Union, this threshold would be increased to 90%; and
•	by way of a merger with an EEA-incorporated company under the E.U. Cross Border Merger Directive (Directive 2005/56/EC of the European Parliament and of the Council on cross-border mergers of limited liability companies). Such a merger must be approved by a special resolution (there is no statutory merger regime pursuant to Irish law for mergers between an Irish company and a company based outside of the European Economic Area, but Irish law nevertheless allows for the transfer of all assets and liabilities in accordance with an agreement such as the merger agreement).
Under Irish law, there is no requirement for a company’s shareholders to approve a sale, lease or exchange of all or substantially all of a company’s property and assets. However, our articles of association provide that the affirmative vote of the holders of a majority of the outstanding voting shares on the relevant record date is required to approve a sale, lease or exchange of all or substantially all of its property or assets.
Disclosure of Interests in Shares
Under the Irish Companies Act, there is a notification requirement for shareholders who acquire or cease to be interested in 3% of the shares of an Irish public limited company. A shareholder of ours must therefore make such a notification to us if as a result of a transaction the shareholder will be interested in 3% or more of our shares; or if as a result of a transaction a shareholder who was interested in more than 3% of our shares ceases to be so interested. Where a shareholder is interested in more than 3% of our shares, any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction, must be notified to us. The relevant percentage figure is calculated by reference to the aggregate par value of the shares in which the shareholder is interested as a proportion of the entire par value of our share capital. Where the percentage level of the shareholder’s interest does not amount to a whole percentage this figure may be rounded down to the next whole number. All such disclosures should be notified to us within 5 business days of the transaction or alteration of the shareholder’s interests that gave rise to the requirement to notify. Where a person fails to comply with the notification requirements described above no right or interest of any kind whatsoever in respect of any of our shares concerned, held by such person, shall be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the court to have the rights attaching to the shares concerned reinstated.
In addition to the above disclosure requirement, under the Irish Companies Act we may by notice in writing require a person whom we know or have reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued, to have been interested in shares comprised in our relevant share capital to: (a) indicate whether or not it is the case, and (b) where such person holds or has during that time held an interest in our shares, to give such further information as may be required by us including particulars of such person’s own past or present interests in our shares. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.
Where such a notice is served by us on a person who is or was interested in our shares and that person fails to give us any information required within the reasonable time specified, we may apply to court for an order directing that the affected shares be subject to certain restrictions.
Under the Irish Companies Act, the restrictions that may be placed on the shares by the court are as follows:

•	any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, shall be void;

•	no voting rights shall be exercisable in respect of those shares;

•	no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

•	no payment shall be made of any sums due from us on those shares, whether in respect of capital or otherwise.
Where our shares are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions. Failure to comply with such a court order is a criminal offence.
Anti-Takeover Provisions
Business Combinations with Interested Shareholders
Our articles of association include a provision similar to Section 203 of the Delaware General Corporation Law, which generally prohibits us from engaging in a business combination with an interested shareholder for a period of three years following the date the person became an interested shareholder, unless, in general:

•	our board of directors approved the transaction which resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the shareholder owned at least 85% of the voting shares outstanding at the time of commencement of such transaction, excluding for purposes of determining the number of voting shares outstanding (but not the outstanding voting shares owned by the interested shareholder), voting shares owned by persons who are directors and also officers and by certain employee share plans; or

•	the business combination is approved by our board of directors and authorized at an annual or extraordinary general meeting of shareholders by a special resolution, excluding for this purpose any votes cast by the interested shareholder.
A “business combination” is generally defined as a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is generally defined as a person who, together with affiliates and associates, owns or, within three years prior to the date in question, owned 15% or more of our outstanding voting shares.

Shareholder Rights Plans and Share Issuances
Irish law does not expressly prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure. However, there is no directly relevant case law on the validity of such plans under Irish law, and shareholder approval may be required under Irish law to implement such a plan. In addition, such a plan would be subject to the Irish Takeover Rules described below.
Subject to the Irish Takeover Rules described below, the board also has power to issue any of our authorized and unissued shares on such terms and conditions as it may determine and any such action should be taken in our best interests. It is possible, however, that the terms and conditions of any issue of preferred shares could discourage a takeover or other transaction that holders of some or a majority of the ordinary shares believe to be in their best interests or in which holders might receive a premium for their shares over the then market price of the shares. The board of directors represents that, it will not, without prior shareholder approval, approve the issuance or use of any of the preferred shares for any defensive or anti-takeover purpose or for the purpose of implementing any shareholder rights plan. Within these limits, the board of directors may approve the issuance or use of preferred shares for capital raising, financing or acquisition needs or opportunities that has the effect of making a takeover of us or other acquisition transactions more difficult or costly, as could also be the case if the board of directors were to issue additional ordinary shares.
Irish Takeover Rules and Substantial Acquisition Rules
A transaction by virtue of which a third party is seeking to acquire 30% or more of the voting rights of our shares will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.
General Principles
The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

•	in the event of an offer, all classes of shareholders of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

•	the holders of securities in the target company must have sufficient time to allow them to make an informed decision regarding the offer;

•	the board of a company must act in the interests of the company as a whole. If the board of the target company advises the holders of securities as regards the offer it must advise on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

•	false markets in the securities of the target company or any other company concerned by the offer must not be created;

•	a bidder can only announce an offer after ensuring that he or she can fulfill in full the consideration offered;

•	a target company may not be hindered longer than is reasonable by an offer for its securities. This is a recognition that an offer will disrupt the day-to-day running of a target company particularly if the offer is hostile and the board of the target company must divert its attention to resist the offer; and

•	a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) will only be allowed to take place at an acceptable speed and shall be subject to adequate and timely disclosure.
Mandatory Bid

Under certain circumstances, a person who acquires our shares or other voting rights may be required under the Irish Takeover Rules to make a mandatory cash offer for our remaining outstanding shares at a price not less than the highest price paid for the shares by the acquirer (or any parties acting in concert with the acquirer) during the previous 12 months. This mandatory bid requirement is triggered if, unless the Panel otherwise consents, an acquisition of shares would (i) increase the aggregate holding of an acquirer (including the holdings of any parties acting in concert with the acquirer) to shares representing 30% or more of the voting rights in us, or (ii) in the case of a person holding (together with its concert parties) shares representing 30% or more of the voting rights in us, after giving effect to the acquisition, increase the percentage of the voting rights held by that person (together with its concert parties) by 0.05% within a 12-month period. Any person (excluding any parties acting in concert with the holder) holding shares representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.
Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements
A voluntary offer is an offer that is not a mandatory offer. If a bidder or any of its concert parties acquire our ordinary shares within the period of three months prior to the commencement of the offer period, the offer price must be not less than the highest price paid for our ordinary shares by the bidder or its concert parties during that period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, having regard to the General Principles, believes it is appropriate to do so.
If the bidder or any of its concert parties has acquired our ordinary shares (i) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of our total ordinary shares or (ii) at any time after the commencement of the offer period, the offer shall be in cash (or accompanied by a full cash alternative) and the price per ordinary share shall be not less than the highest price paid by the bidder or its concert parties during, in the case of (i), the period of 12 months prior to the commencement of the offer period and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of our total ordinary shares in the 12-month period prior to the commencement of the offer period if the Panel, having regard to the General Principles, considers it just and proper to do so.
An offer period will generally commence from the date of the first announcement of the offer or proposed offer.
Substantial Acquisition Rules
The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of our shares. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of our shares is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of our shares and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.
Frustrating Action
Under the Irish Takeover Rules, our board of directors is not permitted to take any action which might frustrate an offer for our shares once the board of directors has received an approach which may lead to an offer or has reason to believe an offer is imminent except as noted below. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the board has reason to believe an offer is imminent. Exceptions to this prohibition are available where:

•	the action is approved by the offeree at a general meeting; or

•	with the consent of the Irish Takeover Panel where:

•	the Irish Takeover Panel is satisfied the action would not constitute a frustrating action;

•	the holders of 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

•	the action is taken in accordance with a contract entered into prior to the announcement of the offer; or

•	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.
Corporate Governance
Our articles of association delegate the day-to-day management of us to the board of directors. The board of directors may then delegate the management of us to committees, executives or to a management team, but regardless, the directors will remain responsible, as a matter of Irish law, for the proper management of our affairs.
Our corporate governance guidelines and general approach to corporate governance as reflected in our memorandum and articles of association and our internal policies and procedures are guided by U.S. practice and applicable federal securities laws and regulations and the requirements of the New York Stock Exchange. Although we are an Irish public limited company, we are not subject to the listing rules of Euronext Dublin or the listing rules of the U.K. Listing Authority and we are therefore not subject to, nor will we adopt, the U.K. Corporate Governance Code, any guidelines issued by the Investment Association or the Pre-Emption Group Statement of Principles, or any other non-statutory Irish or U.K. governance standards or guidelines. While there are many similarities and overlaps between the U.S. corporate governance standards applied by us and the U.K. Corporate Governance Code and other Irish/U.K. governance standards or guidelines, there are differences, in particular relating to the extent of the authorization to issue share capital and effect share repurchases that may be granted to the board and the criteria for determining the independence of directors.
Duration; Dissolution; Rights upon Liquidation
Our duration is unlimited. We may be dissolved and wound up at any time by way of either a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, the consent of not less than 75% of the votes cast by our shareholders is required. We may also be dissolved by way of court order on the application of a creditor or the Director of Corporate Enforcement (where the court is satisfied on a petition of the Director of Corporate Enforcement that it is in the public interest that we should be would up), or by the Companies Registration Office (by way of strike-off) as an enforcement measure where we have failed to file certain returns.
The rights of the shareholders to a return of our assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in our memorandum and articles of association or the terms of any preferred shares issued by our directors from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of us. If the articles of association contain no specific provisions in respect of a dissolution or winding up then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid-up par value of the shares held. Our articles of association provide that our ordinary shareholders are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholders to participate under the terms of any series or class of preferred shares.
Stock Exchange Listing
Our ordinary shares are listed on the New York Stock Exchange under the symbol “JCI”.
Uncertificated Shares
Pursuant to the Irish Companies Act a shareholder is entitled to be issued a share certificate on request and subject to payment of a nominal fee.
Transfer and Registration of Shares

Our share register is maintained by its transfer agent. Registration in this share register is determinative of membership in us. A shareholder of ours who holds shares beneficially is not the holder of record of such shares. Instead, the depository (for example, Cede & Co., as nominee for DTC) or other nominee is the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through the same depository or other nominee will not be registered in our official share register, as the depository or other nominee will remain the record holder of such shares.
A written instrument of transfer is required under Irish law in order to register on our official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly, or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer also is required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on our official Irish share register.
We may, in our absolute discretion, pay or cause one of our affiliates to pay any stamp duty. Our articles of association provide that, in the event of any such payment, we shall be entitled to (i) seek reimbursement from the buyer, (ii) set-off the amount of the stamp duty against future dividends on such shares, and (iii) claim a first and permanent lien on our ordinary shares acquired by such buyer and any dividends paid on such shares. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in our ordinary shares has been paid unless one or both of such parties is otherwise notified by us.
Our articles of association delegate to our Secretary (or his or her nominee) the authority to execute an instrument of transfer on behalf of a transferring party. In order to help ensure that the official share register is regularly updated to reflect trading of our ordinary shares occurring through normal electronic systems, we regularly produce any required instruments of transfer in connection with any transactions for which we pay stamp duty (subject to the reimbursement and set-off rights described above). In the event that we notify one or both of the parties to a share transfer that we believe stamp duty is required to be paid in connection with such transfer and that we will not pay such stamp duty, such parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from us for this purpose) or request that we execute an instrument of transfer on behalf of the transferring party in a form determined by us. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to our transfer agent, the transferee will be registered as the legal owner of the relevant shares on our official Irish share register (subject to the matters described below).
Our directors have general discretion to decline to register an instrument of transfer unless the transfer is in respect of one class of shares only, the instrument of transfer is accompanied by the certificate of shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer, a fee of €10 or such lesser sum is paid to us, the instrument of transfer is in favor of not more than four transferees and it is lodged at our registered office or such other place as the board of directors may appoint.
The registration of transfers may be suspended by the directors at such times and for such period, not exceeding in the whole 30 days in each year, as the directors may from time to time determine.
Formation; Fiscal Year; Registered Office
We were incorporated in Ireland as a public limited company on May 9, 2014 (under the name “Tyco International plc”) with company registration number 543654. Our fiscal year ends on September 30 of each year and our registered address is One Albert Quay, Cork, T12 X8N6, Ireland.
No Sinking Fund
The ordinary shares have no sinking fund provisions.
No Liability for Further Calls or Assessments

When the ordinary shares are issued, they will be duly and validly issued, fully paid and nonassessable.